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12011776

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
FEB 29 2012
WASH. D.C.
196
RECEIVED

SEC FILE NUMBER
8 - 47032

*AP 3/6

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ACF INTERNATIONAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 CONGRESS STREET, SUITE 6
(No. And Street)

BOSTON,	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cristina Del Sol — (617) 523-3295
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ACF INTERNATIONAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

ACF INTERNATIONAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

OATH OR AFFIRMATION

I, Cristina Del Sol, **swear** (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACF INTERNATIONAL, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MONICA Y. JOHNSTONE
Notary Public
Massachusetts
Commission Expires Jul 14, 2017

Monica Johnstone
Notary Public

Signature

PRESIDENT /CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
ACF International, Inc.:

We have audited the accompanying statement of financial condition of ACF International, Inc. (the "Company"), as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ACF International, Inc. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 24, 2012

ACF INTERNATIONAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$ 1,236,558
Due from affiliate	29,804
Fixed assets (net of accumulated depreciation of $200,839)	50,988
Prepaid expenses	22,250
Other assets	46,269
Total Assets	$ 1,385,869

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 37,434
Unamortized lease concession	10,194
Total Liabilities	47,628
Shareholder's Equity:	
Common stock, no par value, 200,000 shares authorized, 50,000 shares issued and outstanding	735,042
Additional paid in capital	4,402,257
Accumulated deficit	(3,799,058)
Total Shareholder's Equity	1,338,241
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,385,869

The accompanying notes are an integral part of this financial statement.

ACF INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

NOTE 1. SIGNIFICANT BUSINESS ACTIVITIES

ACF International, Inc. (the "Company") is registered as a broker dealer in securities with the Securities and Exchange Commission. In this capacity, it executes agency transactions on behalf of its customers and executes principal transactions in securities. The company conducts business primarily with other broker dealers on behalf of its customers. The Company's customers are located primarily in the United States.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker dealer, clearing organization, customer and counterparty with which it conducts business.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2011, there were no customer accounts having debit balances which presented any risks.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Transactions in securities and related commission revenue and expense (if applicable) are recorded on a trade date basis.

Depreciation and amortization are provided for in accordance with accounting principles generally accepted in the United States of America.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

No investments were held as of December 31, 2011.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company clears its transactions primarily through its parent company, the sole shareholder of ACF International, Inc. The parent company is located in Madrid, Spain.

NOTE 4. FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets.

Fixed assets consist of the following:

Software	$ 77,571
Equipment	95,378
Furniture & Fixtures	50,100
Leasehold Improvements	28,778
	251,827
Less: Accumulated Depreciation	(200,839)
Net Fixed Assets	$ 50,988

NOTE 5. OTHER ASSETS

Other assets consist primarily of petty cash and security deposits.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, therefore, subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. The Company has elected to be an alternative filer, as defined, and as such has a minimum net capital requirement of $250,000. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2011, the Company had net capital of $1,188,930, which exceeded its requirement of $250,000 by $938,930.

NOTE 7. INCOME TAXES

The Company did not make a provision for regular federal income or state and local taxes as a result of net operating loss carryforwards. The Company has net operating loss carryforwards for federal tax purposes of approximately $4,540,000 expiring between 2022 and 2031. The Company also has net operating loss carryforwards for state and local purposes of approximately $3,761,000, expiring between 2028 and 2031. At December 31, 2011, the Company has a gross deferred tax asset of approximately $1,742,000 relating to these net operating losses. The Company has recognized a valuation allowance to offset the entire deferred tax asset.

The entire provision included in the statement of income consists of the state and local income taxes. The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2008, 2009 and 2010.

NOTE 8. COMMITMENTS

During 2008, the Company entered into a lease for office space in New York, New York. This lease expires in February 2014 and had a free rent concession period for three months. The annual lease payments at the beginning of this lease were $70,620 per annum with escalations each year. In addition during 2010, the Company renewed the lease for office space in Boston that expires in June 2015. The annual lease payments are $42,195. The minimum future lease payments on these leases are as follows:

NOTE 8. COMMITMENTS (continued)

Year	
2012	$ 119,645
2013	121,970
2014	52,428
2015	21,098
	$ 315,141

Rent expense, including utilities, was $124,330 for the year ended December 31, 2011.

NOTE 9. SUBSEQUENT EVENTS NOTE

Subsequent events have been evaluated and no events have been identified which require disclosure.